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TENNANT COMPANY 1ST QUARTER REPORT 1997



TO OUR SHAREHOLDERS

Net sales of $83.0 million for the first quarter of 1997 were up 8 percent from the prior year's $76.8 million. Net earnings of $4.4 million, or 44 cents per share, increased 11 percent from the $4.0 million, or 40 cents per share, for last year's first quarter.

ORDERS AND OPERATING MARGIN IMPROVE

The year is off to a good start with total orders up 14 percent in local currencies. In North America, industrial and commercial equipment orders were up strongly from first quarter last year, which was affected by weak economic conditions. Internationally, orders in Japan continued last year's exceptional performance, although margins are under pressure due to the weak yen.

Operating margin for the quarter improved to 7.9 percent from 7.4 percent last year primarily due to continued general expense control measures. Gross margin declined primarily due to the dollar, which was still relatively weak at this time last year. While the first quarter's gross margin was down from the same period last year, it improved from the level achieved in 1996's second half, and we expect further margin improvements as 1997 progresses.

The dollar's strength had a significant effect on first quarter results, reducing sales by $1.4 million, operating margin by 0.3 percentage points, and net earnings by $0.3 million, or 3 cents per share. Based on the current value of the dollar, we estimate a negative effect on full-year earnings in the range of 8 to 12 cents per share.

POSITIVE OUTLOOK FOR 1997

We finished 1996 concerned with the strengthening dollar and somewhat weaker-than-expected incoming order rates. The dollar remains a major concern; however, first quarter order results were very encouraging.

In summary, we believe Tennant has the potential to overcome the negative effects of a much stronger dollar and achieve an increase in net earnings on higher sales and margins.

FINANCIAL POSITION STRENGTHENS

Net cash flow from operating activities continued to show improvement. The company's financial position has strengthened considerably over the past 12 months. This is evidenced by the $13.0 million reduction in debt and $7.0 million increase in cash on hand that has occurred since the end of first quarter last year. We anticipate further improvements in cash flow through the end of 1997.


Roger L. Hale
Chief Executive Officer


April 15, 1997


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STRONG PRODUCT LINES, FRANCHISE AND PARTNERSHIPS

The Company expects to continue above-average growth in commercial equipment, maintain its market leadership in industrial equipment, and expand the floor coatings business by capitalizing on its strong product lines, sales/service network and customer partnerships.

- Strong Products: Tennant devotes a much higher percentage of sales to product engineering than do most capital goods companies and, in total amount spent, significantly more than its competitors. This allows it to offer a broad product line, regularly introducing new products with the longest and strongest warranties in the industry.

- Strong Franchise: Tennant's industrial products are sold and serviced directly in eight countries and through full-service distributors in 45 others--a network unmatched in the industry; and its commercial products are marketed in North America by one of the most extensive distributor networks in the business.

- Strong Partnerships: Tennant is bringing together its three complementary product lines so it can work more closely with customers to help them develop and implement total solutions to their cleaning needs.

These strengths are supported by Tennant's strong cash flow and balance sheet. As a result, the Company expects to reach its financial mission of creating value for shareholders by providing an above-average total return through:

-   8% sales and 10% earnings per share annual increases over the long term.

- 20% return on beginning shareholders' equity in the years of the economic cycle growth.

-   Consistent increases in the dividend.


PRODUCTS FOR A CLEANER AND SAFER WORLD

As Maintenance Supervisor for Spectacor Management Group, Michael Godoy is responsible for groundskeeping at the Gator Bowl in Jacksonville, Florida. To clean the facility, he uses a variety of Tennant machines in tandem, including Models 830, 5700, 355, and the newest addition to his fleet, the Model 7400 Scrubber (all pictured here).

Says Godoy, "With the Model 7400 in our fleet line-up, we expect to have the best pre- and post-event cleanup we can create."

Like so many others around the world, Godoy relies on Tennant to make his facility a cleaner, safer place to be.